UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a letter sent by SQM to the Superintendent of Securities and Insurance (Superintendente de Valores y Seguros) in Chile, on May 23, 2008, regarding the Company’s joint venture with Migao Corporation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

May 23, 2008

Mr. Guillermo Larraín R.
Superintendent
Superintendence of Securities and Insurance
Avda. Bernardo O’Higgins 1449
Santiago

Dear Mr. Superintendent,

We have received your Inquiry No. 13,962, dated May 22, 2008. As requested, we can inform you that:

1.
The effects of the Agreement executed by SQM S.A. and Migao Corporation are relatively minor, especially considering the investment by SQM S.A. - of approximately US$10 million - and the fact that both companies already commercialize potassium nitrate in the People’s Republic of China on an individual basis. Therefore, essentially, the volumes produced through the “Joint Venture” will allow SQM S.A. to reduce certain transport costs in the short term.

However, SQM S.A. may eventually have a more significant logistical network in the important Chinese market. However, such situation would be subject to numerous conditions, including, but not limited to, a potential increase in the production capacity of the “Joint Venture” to more than the currently budgeted 40,000 tons per year and the development of the potassium nitrate supply and demand conditions of the respective markets.

2.
The Agreement was signed in Vienna, Austria, on Sunday May 18, 2008. The following day, Monday, May 19, was a holiday in Canada, where Migao is incorporated and where its shares are traded. Therefore, in order to inform both the Canadian and Chilean markets of the Agreement simultaneously, the parties decided to wait until Tuesday, May 20 - a business day in both Canada and Chile - to report the signing of the Agreement.

We remain at your disposal to clarify any additional matters that you may deem relevant in relation to the above.

Very truly yours,

Sociedad Química y Minera de Chile S.A.
Conf: /s/ Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 23, 2008